C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/GS/CPP/229/05

05011880

BY AIRMAIL

6th October, 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 10/19

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 5th October, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding New Continuing Connected Transaction, Revision of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions, Supplemental Agreement and Proposed Amendments to the Bye-Laws

   Date : 5th October, 2005

   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Thursday, October 6, 2005 The Standard

(Page 1)

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NEW CONTINUING CONNECTED TRANSACTIONS, REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS, SUPPLEMENTAL AGREEMENT AND PROPOSED AMENDMENTS TO THE BYE-LAWS

The Board announces that on 9th September, 2005, the relevant CPP Subsidiaries entered into the Chia Tai Food Packaged Food and Poultry Products New Supply Agreement, the First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the Ningbo Chia Tai Edible Oil New Supply Agreement, with Guangzhou Lotus, and on 5th October, 2005, Qingdao Chia Tai entered into the Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement with Chia Tai Barbecue, and on 5th October, 2005, Pucheng Chia Tai entered into the Pucheng Chia Tai Supply Agreement with CP Intertrade. The New Continuing Connected Transaction Agreements relate to the supply of produce including packaged food, poultry products, edible oil, chicken and processed meat, and chlortetracycline feed grade by the relevant subsidiaries of CPP to Guangzhou Lotus, Chia Tai Barbecue and CP Intertrade. These agreements set out the framework within which the relevant produce is to be supplied by the relevant subsidiaries of CPP and in particular the key terms and conditions and the general pricing principles to be followed by Guangzhou Lotus, Chia Tai Barbecue and CP Intertrade when they place specific orders from time to time with the relevant subsidiaries of CPP for the purchase of the relevant produce.

Completion of the Lotus-CPF Agreement is conditional upon, among other things, the independent shareholders' approval of CTEI being obtained. Upon completion of the Lotus-CPF Agreement, Guangzhou Lotus will become a subsidiary of CTEI and an associate of the controlling shareholders of CPP and therefore will be a connected person of CPP as defined under Rule 14A.11 of the Listing Rules. If the Lotus-CPF Agreement fails to be completed, Guangzhou Lotus would not become an associate of a connected person of CPP under the Listing Rules. As a result, all the transactions entered into with Guangzhou Lotus would not become connected transactions of CPP and no Independent Shareholders' approval would be required. Chia Tai Barbecue is a subsidiary of CTEI and an associate of the controlling shareholders of CPP and therefore is also a connected person of CPP under the Listing Rules. CP Intertrade, through its shareholding in CPI Holding Co., Ltd. is a substantial shareholder of CPP, and therefore is also a connected person of the CPP under the Listing Rules. Accordingly, transactions under the New Continuing Connected Transaction Agreements will constitute continuing connected transactions for CPP under the Listing Rules. Except for the Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and Pucheng Chia Tai Supply Agreement which are exempted from the Independent Shareholders' approval requirements under Rule 14A.34 of the Listing Rules, all other New Continuing Connected Transaction Agreements and the related caps will be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of an independent financial adviser. Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and Pucheng Chia Tai Supply Agreement are only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

Reference is made to the Previous Announcement, in which the Company announced that the Group had entered into the Continuing Connected Transactions (as defined in the Previous Announcement), each of which and the related caps were approved by the Independent Shareholders at the Previous Special General Meeting. The significant increase in demand in the relevant produce from Shanghai Lotus in recent months was beyond the Directors' previous expectation. As at 31st August, 2005, the aggregate value of the supply of the relevant produce to Shanghai Lotus almost reached the relevant annual caps for the relevant Shanghai Lotus Continuing Connected Transactions for the whole financial year ending 31st December, 2005. In order to allow the CPP Subsidiaries to continue to supply the relevant produce to Shanghai Lotus under the terms and conditions set out in the Shanghai Lotus Continuing Connected Transaction Agreements, the CPP Subsidiaries propose to revise the annual caps of two of the Shanghai Lotus Continuing Connected Transactions which were approved by the Independent Shareholders at the Previous Special General Meeting.

One of the Shanghai Lotus Continuing Connected Transactions was the supply of duck and processed meat by Xianghe Chia Tai to Shanghai Lotus under the Shanghai Lotus Duck and Processed Meat Purchase Agreement. Xianghe Chia Tai has since started to supply duck down to Shanghai Lotus. In anticipation of the continuing increase in demand in duck down by Shanghai Lotus, the Supplemental Agreement was entered into between Shanghai Lotus and Xianghe Chia Tai on 5th October, 2005 to expand the scope of produce to be supplied by Xianghe Chia Tai to Shanghai Lotus to include duck down. Save as disclosed herein, all other terms of the Shanghai Lotus Duck and Processed Meat Purchase Agreement remains the same. The Supplemental Agreement and each of the Revised Annual Caps will be subject to Independent Shareholders' approval at the SGM.

The Board also proposes to amend the Bye-Laws to comply with the new Code on Corporate Governance Practices and Rules on the Corporate Governance Report which came into effect on 1st January, 2005, in particular A.4.2 of the Code. A special resolution to give effect to the proposed amendments to the Bye-Laws will be proposed at the SGM.

A circular containing, among other matters, details of the New Continuing Connected Transaction Agreements, the Supplemental Agreement, the Revised Annual Caps and the amendments to the Bye-Laws, the recommendation of the Independent Board Committee to the Independent Shareholders and the advice of the independent financial advisers to the Independent Board Committee and the Independent Shareholders and a notice to convene the SGM to approve the New Continuing Connected Transactions (except for the Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the Pucheng Chia Tai Supply Agreement) and the related caps, the Supplemental Agreement, the Revised Annual Caps and the proposed amendments to the Bye-Laws will be despatched to the Shareholders as soon as practicable.

A. NEW CONTINUING CONNECTED TRANSACTIONS

DETAILS OF THE NEW CONTINUING CONNECTED TRANSACTIONS

The New Continuing Connected Transactions comprise transactions carried out by the respective CPP Subsidiaries with Guangzhou Lotus, Chia Tai Barbecue or CP Intertrade pursuant to the following agreements:-

(1) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement;
(2) First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement;
(3) Ningbo Chia Tai Edible Oil New Supply Agreement;
(4) Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement; and
(5) Pucheng Chia Tai Supply Agreement.

NEW CONTINUING CONNECTED TRANSACTION AGREEMENTS

(1) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement

Date
9th September, 2005

Parties
1. Chia Tai Food (as supplier)
2. Guangzhou Lotus (as purchaser)

Subject matter
Packaged food, poultry products and processed meat

Term
From the date of completion of the Lotus-CPF Agreement to 31st December, 2007.

Price
To be determined by reference to the prevailing market price and demand of packaged food, poultry products and processed meat in the PRC, the production costs of Chia Tai Food, and no less favourable to Chia Tai Food than those available from independent third parties.

Payment terms
Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

It is proposed that the annual value of the purchases of packaged food and poultry products by Guangzhou Lotus from Chia Tai Food for the two month period of November and December 2005 (assuming completion of the Lotus-CPF Agreement is to take place in November 2005) and for the financial years ending 31st December, 2006 and 31st December, 2007 will not exceed HK$1,000,000, HK$6,600,000 and HK$7,260,000 respectively. The proposed caps have been determined by reference to (i) the unaudited aggregate value of the relevant merchandise purchased by Guangzhou Lotus during the period from January to August 2005 of approximately HK$748,000; (ii) the possible price increases in line with consumer prices in the PRC generally; and (iii) the anticipated increase in the variety of packaged food to be carried by Chia Tai Food and therefore, the possible increase in the purchase of the relevant merchandise by Guangzhou Lotus.

(2) First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement

Date
9th September, 2005

Parties
1. Qingdao Chia Tai (as supplier)
2. Guangzhou Lotus (as purchaser)

Subject matter
Chicken and processed meat

Term
From the date of completion of the Lotus-CPF Agreement to 31st December, 2007.

Price
To be determined by reference to the prevailing market price and demand of chicken and processed meat in the PRC, the production costs of Qingdao Chia Tai, and no less favourable to Qingdao Chia Tai than those available from independent third parties.

Payment terms
Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

It is proposed that the annual value of the purchases of chicken and processed meat by Guangzhou Lotus from Qingdao Chia Tai for the two month period of November and December 2005 (assuming completion of the Lotus-CPF Agreement is to take place in November 2005) and for the financial years ending 31st December, 2006 and 31st December, 2007 will not exceed HK$5,200,000, HK$34,300,000 and HK$37,300,000 respectively. The proposed caps have been determined by reference to (i) the unaudited aggregate value of the relevant merchandise purchased by Guangzhou Lotus during the period from January to August 2005 of approximately HK$10,860,000; (ii) the possible price increases in line with consumer prices in the PRC generally; and (iii) the possible increase in the purchase of the relevant merchandise by Guangzhou Lotus.

(3) Ningbo Chia Tai Edible Oil New Supply Agreement

Date
9th September, 2005

Parties
1. Ningbo Oil (as supplier)
2. Guangzhou Lotus (as purchaser)

Subject matter
Edible oil

Term
From the date of completion of the Lotus-CPF Agreement to 31st December, 2007.

Price
To be determined by reference to the prevailing market price and demand of edible oil in the PRC, the production costs of Ningbo Oil, and no less favourable to Ningbo Oil than those available from independent third parties.

Payment terms
Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

It is proposed that the annual value of the purchases of edible oil by Guangzhou Lotus from Ningbo Oil for the two month period of November and December 2005 (assuming completion of the Lotus-CPF Agreement is to take place in November 2005) and for the financial years ending 31st December, 2006 and 31st December, 2007 will not exceed HK$5,000,000, HK$33,000,000 and HK$36,300,000 respectively. The caps have been determined by reference to (i) the unaudited aggregate value of the relevant merchandise purchased by Guangzhou Lotus during the period from January to August 2005 of approximately HK$9,440,000; (ii) the possible price increases in line with consumer prices in the PRC generally; and (iii) the possible increase in the purchase of the relevant merchandise by Guangzhou Lotus.

(4) Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement

Date
5th October, 2005

Parties
1. Qingdao Chia Tai (as supplier)
2. Chia Tai Barbecue (as purchaser)

Subject matter
Chicken and processed meat

Term
From 5th October, 2005 to 31st December, 2007.

Price
To be determined by reference to the prevailing market price and demand of chicken and processed meat in the PRC, the production costs of Qingdao Chia Tai, and no less favourable to Qingdao Chia Tai than those available from independent third parties.

Payment terms
Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

It is proposed that the annual value of the purchases of chicken and processed meat by Chia Tai Barbecue from Qingdao Chia Tai for the two month period of November and December 2005, and for the financial years ending 31st December, 2006 and 31st December, 2007 will not exceed HK$400,000, HK$2,470,000 and HK$3,211,000 respectively. The caps have been determined by reference to (i) the unaudited aggregate value of the relevant merchandise purchased by Chia Tai Barbecue from Qingdao Chia Tai during the period from January to August 2005 of approximately HK$900,000; (ii) the possible price increases in line with consumer prices in the PRC generally; and (iii) the possible increase in the purchase by Chia Tai Barbecue.

(5) Pucheng Chia Tai Supply Agreement

Date
5th October, 2005

Parties
1. Pucheng Chia Tai (as supplier)
2. CP Intertrade (as purchaser)

Subject matter

Chlortetracycline feed grade

Term

From 5th October, 2005 to 31st December, 2007.

Price

To be determined by reference to the prevailing market price and demand of chlortetracycline feed grade, the production costs of Pucheng Chia Tai, and no less favourable to Pucheng Chia Tai than those available from independent third parties.

Payment terms

Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

It is proposed that the annual value of the purchases of chlortetracycline feed grade by CP Intertrade from Pucheng Chia Tai for the two month period of November and December 2005 and for the financial years ending 31st December, 2006 and 31st December, 2007 will not exceed HK$7,500,000, HK$16,000,000 and HK$17,600,000, respectively. The caps have been determined by reference to (i) the value of the relevant merchandise purchased by CP Intertrade in one transaction in July 2005 of approximately HK$646,000; (ii) the possible price increases in line with consumer prices in the PRC generally; and (iii) the possible increase in the purchase of the relevant merchandise by CP Intertrade.

The table below sets out the proposed caps of each of the New Continuing Connected Transaction Agreements as compared with the aggregate value of sales for the eight months from January to August 2005:–

Category of transaction	Unaudited aggregate value of sales of the relevant merchandise from January to August 2005 (HK$'000)	Two months ending 31st December, 2005 (HK$'000)	Year ending 31st December, 2006 (HK$'000)	Year ending 31st December, 2007* (HK$'000)
Chia Tai Food Packaged Food and Poultry Products New Supply Agreement	748	1,000	6,600	7,260
First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement	10,860	5,200	34,300	37,300
Ningbo Chia Tai Edible Oil New Supply Agreement	9,440	5,000	33,000	36,300
Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement	900	400	2,470	3,211
Pucheng Chia Tai Supply Agreement	646	7,500	16,000	17,600

*Note** the annual caps for the year ending 31st December, 2007 is determined based on an approximate 10% inflation rate from the previous year.

of the Shanghai Lotus Duck and Processed Meat Purchase Agreement remains the same. The Supplemental Agreement and each of the Revised Annual Caps will be subject to Independent Shareholders' approval at the SGM.

C. REASONS FOR THE NEW CONTINUING CONNECTED TRANSACTIONS, THE REVISION FOR THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS AND THE SUPPLEMENTAL AGREEMENT

CPP and its subsidiaries are principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories of automotives and property and investment holding.

CTEI is an investment holding company whose subsidiaries are engaged in various business activities including, among other things, the operation of large scale cash-and-carry warehouse stores in the PRC; the provision of software solutions to the financial sectors in Thailand; and the investment in commercial properties in the PRC.

Shanghai Lotus is principally engaged in the operation of large scale cash-and-carry warehouse stores in Shanghai and other localities whilst Guangzhou Lotus is principally engaged in the operation of cash-and-carry warehouse stores in the Guangzhou province. Chia Tai Barbecue is principally engaged in the retail of barbecue foods and CP Intertrade is principally engaged in trading business.

The Directors are of the view that the supply of the relevant produce to Guangzhou Lotus, Chia Tai Barbecue and CP Intertrade under the New Continuing Connected Transaction Agreements is an invaluable opportunity which enables the subsidiaries of CPP to secure other major customers which have extensive experience and retail network in the PRC and Hong Kong for its produce. The Directors are also of the view that expansion of the scope of produce supplied by Xianghe Chia Tai to Shanghai Lotus under the Shanghai Lotus Duck and Processed Meat Purchase Agreement to include duck down under the Supplemental Agreement to be of benefit to the business of the Group.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from an independent financial adviser) consider that the terms of the New Continuing Connected Transaction Agreements (except for the Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the Pucheng Chia Tai Supply Agreement) and the related caps are on normal commercial terms, fair and reasonable and in the interest of CPP and its shareholders as a whole. The Directors (including the independent non-executive Directors) consider that the terms of the Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the Pucheng Chia Tai Supply Agreement and their related caps are on normal commercial terms, fair and reasonable and in the interest of CPP and its shareholders as a whole. The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from an independent financial adviser) considered that the terms of the Supplemental Agreement and the revision of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions are also fair and reasonable and are in the interest of CPP and its shareholders as a whole.

D. LISTING RULES IMPLICATIONS

Four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont (the "Chearavanont Shareholders"), on an aggregate basis, are indirectly interested in approximately 53.16% of the issued share capital of CPP.

Mr. Dhanin Chearavanont, including through Ramon Limited, a company in which he has a 50.86% shareholding interest, is interested in approximately 61.71% in aggregate of the issued share capital of CTEI. Accordingly, Chia Tai Barbecue, which is a subsidiary of CTEI, is an associate of the controlling shareholders of the CPP and therefore is also a connected person of CPP as defined under Rule 14A.11 of the Listing Rules.

B. REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS AND SUPPLEMENTAL AGREEMENT

DETAILS OF THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Previous Announcement, in which the Company announced that the Group have entered into, amongst other, the following Continuing Connected Transactions (as defined in the Previous Announcement), each of which and the related caps were approved by the Independent Shareholders at the Previous Special General Meeting:–

(1) Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement; and
(2) Shanghai Lotus Duck and Processed Meat Purchase Agreement

THE EXISTING ANNUAL CAPS AND THE REVISED ANNUAL CAPS

The significant increase in demand in the relevant produce from Shanghai Lotus in recent months was beyond the Directors' previous expectation. As at 31st August, 2005, the aggregate value of the supply of the relevant produce to Shanghai Lotus almost reached the relevant annual caps for the relevant Shanghai Lotus Continuing Connected Transactions for the whole financial year ending 31st December, 2005. In order to allow the CPP Subsidiaries to continue to supply the relevant produce to Shanghai Lotus under the terms and conditions as set out in the Shanghai Lotus Continuing Connected Transaction Agreements, the CPP Subsidiaries propose to revise the Existing Annual Caps of two of the Shanghai Lotus Continuing Connected Transactions which were approved by the Independent Shareholders at the Previous Special General Meeting.

The table below sets out the amount of two of the Shanghai Lotus Continuing Connected Transactions for the year ended 31st December, 2004 and the eight months ended 31st August, 2005:–

Category of transactions	Audited Year ended 31st December, 2004* (HK'000)	Unaudited Eight months ended 31st August, 2005* (HK'000)
Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement (Chicken and processed meat)	8,326	23,705
Shanghai Lotus Duck and Processed Meat Purchase Agreement (Duck and processed meat)	N/A	1,581

Note * prepared in accordance with the generally accepted accounting principles in Hong Kong

The table below sets out the Existing Annual Caps and the Revised Annual Caps:–

Category of transaction	Year ending 31st December, 2005 (HK$'000) Existing Annual Cap	Amount of increase	Revised Annual Cap	Year ending 31st December, 2006 (HK$'000) Existing Annual Cap	Amount of increase	Revised Annual Cap	Year ending 31st December, 2007 (HK$'000) Existing Annual Cap	Amount of increase	Revised Annual Cap
Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement *(Chicken and processed meat)*	25,000	25,000	50,000	27,500	27,500	55,000	30,250	30,250	60,500
Shanghai Lotus Duck and Processed Meat Purchase Agreement *(Duck and processed meat)*	2,000	1,500	3,500*	2,200	1,650	3,850*	2,420	1,815	4,235*

* including duck, and processed meat and duck down (which has been added under the Supplemental Agreement).

Basis for determining the Revised Annual Caps

As mentioned, the Company has recorded a significant increase in the demand of the relevant merchandise from Shanghai Lotus pursuant to the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement. For the eight months ended 31st August, 2005, the total volume of chicken and processed meat sold to Shanghai Lotus amounted to approximately HK$23,705,000, which almost reached the annual cap of the whole financial year ending 31st December, 2005. For the two month period of July and August, 2005, the sales volume of the relevant merchandise amounted to approximately HK$11,000,000. The Board believed that the recent surge of sales was attributable to the customary increase of meat consumption during the Chinese festivals and national holidays in September and October 2005. In view of the recent surge of the sales volume, and after discussing with the management of Shanghai Lotus of their projected demand, Chia Tai Food decided to propose the Revised Annual Caps.

Another one of the Shanghai Lotus Continuing Connected Transactions was the supply of duck and processed meat by Xianghe Chia Tai to Shanghai Lotus under the Shanghai Lotus Duck and Processed Meat Purchase Agreement. Xianghe Chia Tai has since started to supply duck down to Shanghai Lotus. After discussing with the management of Shanghai Lotus, Xianghe Chia Tai anticipated that demand in duck down by Shanghai Lotus, particularly, in the coming winter season, will increase. In light of the aggregate value of sales volume for the eight months ended 31st August 2005 which almost reached the whole of the annual caps for the financial year in 2005, Xianghe Chia Tai considered that the revision of the annual caps of the transactions under the Shanghai Lotus Duck and Processed Meat Purchase Agreement is necessary. In addition, the Supplemental Agreement was entered into between Shanghai Lotus and Xianghe Chia Tai on 5th October, 2005 to expand the scope of produce to be supplied by Xianghe Chia Tai to Shanghai Lotus, to include duck down. Save as disclosed herein, all other terms

Completion of the Lotus-CPF Agreement is conditional upon, among other things, the independent shareholders' approval of CTEI being obtained. Upon completion of the Lotus-CPF Agreement, Guangzhou Lotus will become a subsidiary of CTEI and an associate of the controlling shareholders of CPP and therefore will be a connected person of CPP as defined under Rule 14A.11 of the Listing Rules. If the Lotus-CPF Agreement fails to be completed, Guangzhou Lotus would not become an associate of a connected person of CPP under the Listing Rules. As a result, all the transactions entered into with Guangzhou Lotus would not become connected transactions of CPP and no Independent Shareholders' approval would be required. CP Intertrade, through its shareholding in CPI Holding Co, Ltd. is a substantial shareholder of CPP, and therefore is also a connected person of the CPP under the Listing Rules. Accordingly, transactions under the New Continuing Connected Transactions Agreements will constitute continuing connected transactions for CPP under the Listing Rules. Except for the Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the Pucheng Chia Tai Supply Agreement which are exempted from the Independent Shareholders' approval requirements under Rule 14A.34 of the Listing Rules, all other New Continuing Connected Transactions and the related caps will be subject to Independent Shareholders' approval at the SGM. Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and Pucheng Chia Tai Supply Agreement are only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

Mr. Dhanin Chearavanont and his associates are indirectly interested in an aggregate of 46.6% of the issued share capital of C.P. Seven Eleven, and Shanghai Lotus is a subsidiary of C.P. Seven Eleven. Shanghai Lotus is accordingly an associate of Mr. Dhanin Chearavanont and therefore is a connected person of CPP as defined under Rule 14A.11 of the Listing Rules. Pursuant to Rule 14A.36 of the Listing Rules, each of the Revised Annual Caps will be subject to Independent Shareholders' approval at the SGM.

The Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited) will abstain from voting in respect of the relevant resolutions at the SGM.

A circular containing, among other matters, details of the New Continuing Connected Transaction Agreements, the Supplemental Agreement, the Revised Annual Caps and the amendments to the Bye-Laws, the recommendation of the Independent Board Committee and the advice of the independent financial advisers to the Independent Board Committee and the Independent Shareholders, a notice to convene the SGM to approve the New Continuing Connected Transactions (except for the Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the Pucheng Chia Tai Supply Agreement) and the related caps, the Supplemental Agreement, the Revised Annual Caps and the proposed amendments to the Bye-Laws will be despatched to the Shareholders as soon as practicable.

E. PROPOSED AMENDMENTS TO THE BYE-LAWS

On 19th November, 2004, the Stock Exchange has issued the Code on Corporate Governance Practices (the "Code") which came into effect on 1st January, 2005. The Code provides that, among others, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years (A.4.2 of the Code) and the addition of a new Appendix 23 on the requirement for a Corporate Governance Report to be included in annual reports of the listed issuers. The Company has reviewed its corporate governance practices with reference to the Code and the Bye-Laws and considers that it is necessary to bring the Bye-Laws in line with the latest amended Listing Rules, in particular, A.4.2 of the Code.

To ensure compliance with the latest amended Listing Rules, the Board considers that it is in the interest of the Company to amend the Bye-Laws. A special resolution to give effect to the proposed amendments to the Bye-Laws will be proposed at the SGM. Particulars of the proposed amendments will be set out in a circular to be despatched to the Shareholders and in the notice of the SGM to be published as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Previous Announcement"	the announcement dated 17th February, 2005 issued by the Company in relation to, among other matters, the Continuing Connected Transactions
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bye-Laws"	bye-laws of CPP
"Chia Tai Barbecue"	Chia Tai Barbecue Specialist Company Limited, a company incorporated in Hong Kong and a subsidiary of CTEI
"Chia Tai Food"	Chia Tai Food Product (Shanghai) Co., Ltd.(正大食品企業(上海)有限公司), a wholly foreign-owned enterprise established in the PRC and a subsidiary of CPP
"Chia Tai Food Packaged Food and Poultry Products New Supply Agreement"	the supply agreement entered into between Chia Tai Food and Guangzhou Lotus on 9th September, 2005 in relation to the supply of packaged food, poultry products and processed meat by Chia Tai Food to Guangzhou Lotus on an ongoing basis

"connected person"	has the meaning ascribed to it under the Listing Rules
"CPP" or "Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange
"CP Intertrade"	C.P. Intertrade Co., Ltd., a limited liability company established in Thailand
"CPP Subsidiaries"	Ningbo Oil, Qingdao Chia Tai, Chia Tai Food and Pucheng Chia Tai
"C.P. Seven Eleven"	C.P. Seven Eleven Public Company Limited, a company incorporated in Thailand whose shares are listed on the Stock Exchange of Thailand
"CTEI"	Chia Tai Enterprises International Limited (正大企業國際有限公司), a company incorporated in the Cayman Islands whose shares are listed and traded on the Main Board of the Stock Exchange
"Directors"	the directors of CPP
"Existing Annual Caps"	the existing annual caps under the Shanghai Lotus Continuing Connected Transactions approved by the Independent Shareholders on 21st April, 2005
"First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement"	the supply agreement entered into between Qingdao Chia Tai and Guangzhou Lotus on 9th September, 2005 in relation to the supply of chicken and processed meat by Qingdao Chia Tai to Guangzhou Lotus on an ongoing basis
"Guangzhou Lotus"	Chia Tai-Lotus (Guangzhou) Investment Company Limited (廣州易初蓮花連鎖超市有限公司), a limited liability company established in the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board comprising three independent non-executive Directors which will be established to advise the Independent Shareholders in respect of the New Continuing Connected Transactions and the related caps and the Revised Annual Caps
"Independent Shareholders"	Shareholders other than the Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Lotus-CPF Agreement"	the agreement dated 9th September, 2005 entered into between Union Growth Investments Limited and Charoen Pokphand Group Co., Ltd., details of which was disclosed in the announcement of CTEI dated 16th September, 2005
"New Continuing Connected Transaction"	the transactions to be carried out under the New Continuing Connected Transaction Agreements
"New Continuing Connected Transaction Agreements"	Chia Tai Food Packaged Food and Poultry Products New Supply Agreement, First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement, Ningbo Chia Tai Edible Oil New Supply Agreement, Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and Pucheng Chia Tai Supply Agreement
"Ningbo Oil"	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd. (寧波正大糧油實業有限公司), a wholly foreign-owned enterprise established in the PRC and a subsidiary of CPP

"Ningbo Chia Tai Edible Oil New Supply Agreement"	the supply agreement entered into between Ningbo Oil and Guangzhou Lotus on 9th September, 2005 in relation to the supply of edible oil by Ningbo Oil to Guangzhou Lotus on an ongoing basis
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Previous Special General Meeting"	the special general meeting of the Company held on 21st April, 2005
"Pucheng Chia Tai"	Pucheng Chia Tai Biochemistry Co., Ltd.(浦城正大生化有限公司), a sino-foreign equity joint venture established in the PRC and a non-wholly owned subsidiary of the Company
"Pucheng Chia Tai Supply Agreement"	the supply agreement dated 5th October, 2005 entered into between Pucheng Chia Tai and CP Intertrade in respect of the supply of chlortetracycline feed grade on an ongoing basis
"Qingdao Chia Tai"	Qingdao Chia Tai Company Limited(青島正大有限公司), a wholly foreign-owned enterprise established in the PRC and a subsidiary of CPP
"Revised Annual Caps"	the revised annual caps under the Shanghai Lotus Continuing Connected Transactions proposed to be approved by the Independent Shareholders at the forthcoming SGM
"RMB"	renminbi, the lawful currency of the PRC
"Second Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement"	the supply agreement entered into between Qingdao Chia Tai and Chia Tai Barbecue on 5th October, 2005 in relation to the supply of chicken and processed meat by Qingdao Chia Tai to Chia Tai Barbecue on an ongoing basis
"SGM"	a special general meeting of CPP to be held to approve the New Continuing Connected Transactions and the related caps and the Revised Annual Caps
"Shanghai Lotus"	Shanghai Lotus Supermarket Chain Store Co., Ltd.(上海易初蓮花連鎖超市有限公司), a sino-foreign cooperative joint venture established in the PRC and a subsidiary of C.P. Seven Eleven
"Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement"	the purchase agreement entered into between Shanghai Lotus and Chia Tai Food on 15th February, 2005 in relation to the purchase of chicken and processed meat by Shanghai Lotus from Chia Tai Food on an ongoing basis
"Shanghai Lotus Continuing Connected Transactions"	the continuing transactions under the Shanghai Lotus Continuing Connected Transaction Agreements, which constitute continuing connected transactions as defined in the Listing Rules
"Shanghai Lotus Continuing Connected Transaction Agreements"	Shanghai Lotus Chicken and Processed Meat Purchase(2) Agreement, Shanghai Lotus Duck and Processed Meat Purchase Agreement and the Supplemental Agreement
"Shanghai Lotus Duck and Processed Meat Purchase Agreement"	the purchase agreement entered into between Shanghai Lotus and Xianghe Chia Tai (as defined in the Previous Announcement) on 15th February, 2005 in relation to the purchase of duck and processed meat by Shanghai Lotus from Xianghe Chia Tai on an ongoing basis
"Shareholders"	shareholders of CPP
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	a supplemental agreement entered into between Xianghe Chia Tai and Shanghai Lotus on 5th October, 2005 to amend the Shanghai Lotus Duck and Processed Meat Purchase Agreement

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 5th October, 2005

As at the date of this announcement, the Board of the Company comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Ma Chiu Cheung, Andrew, Mr. Kowit Wattana and Mr. Sombat Deo-isres.